Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

August 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 13, 2021 The Nasdaq Stock Market (the "Exchange") received from Wheeler Real Estate Investment Trust, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

7.00% Senior Subordinated Convertible Notes due 2031

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi